

January 13, 2023

Qiwei Miao
Chief Executive Officer
EShallGo Inc.
12F Block 16, No.1000 Jinhai Road
Pudong New District
Shanghai, China 201206

      Re: EShallGo Inc.
          Amendment No. 3 to Draft Registration Statement on Form F-1
          Submitted December 22, 2022
          CIK No. 0001879754

Dear Qiwei Miao:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 filed December 22, 2022

Summary of Financial Position and Cash Flows of Eshallgo Inc., Subsidiaries and the VIEs, page 10

1.   We note your presentation of the condensed consolidating schedules for the years ended March 31, 2022 and 2021. Please address the following with respect to these schedules:

- The consolidated total net income and comprehensive income for the year ended March 31, 2022 is not consistent with your consolidated statements of income and comprehensive income presented on page F-4. Please revise to reconcile the difference.

- Please clarify your determination of the consulting fee in relation to services rendered by WFOE. Please tell us how it is consistent with your VIE contractual agreements and your consolidated financial statements presented.
- Please tell us and disclose your consideration for not presenting any activity under the Eshallgo, Subsidiary, and WFOE columns in the consolidating schedules as of and for the year ended March 31, 2021.

Risks Related to Our Corporate Structure and Operation, page 13

2.   We note your written response and revised disclosure in response to comment 2, however, we continue to note instances in which you reference "control" over your VIEs. Please make consistent revisions throughout, such as on pages 13 and 40-42, as examples only. Further, in the first bullet point under this caption and on page 42, we note the use of the term "our" VIE. Consistent with comment 4 of our letter dated May 13, 2022, please revise.

Business
Overview, page 87

3.   We note your written response to comment 1. We cannot find the revised disclosure in your amendment. We do note your disclosure on page 88, "[a]lthough the Chinese economy annual growth rates no longer sustain an unprecedented level of 10%-plus as in the last decades..." Please revise to state the most recent year the Chinese economy grew by 10% or more.

Enforceability of Civil Liabilities, page 163

4.   Given that you appear to have one or more directors, officers or members of senior management located in the PRC and/or Hong Kong, please revise this section to state as much, and identify the relevant individuals.

EShallgo Inc. and Subsidiaries Consolidated Financial Statements
Note 1 - Organization and Business Description, page F-7

5.   The net income for the year ended March 31, 2022 for the VIEs disclosed in the table on page F-11 is inconsistent with that noted in the consolidated financial statements on page F-4. Please explain the reasons for this difference or reconcile and revise these disclosures.

You may contact Suying Li at 202-551-3335 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services